UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

TRITON RESOURCES, INC.
(Exact name of registrant as specified in its corporate charter)

000-51261
Commission File No.

NEVADA	20-1147435
(State of Incorporation)	(IRS Employer Identification No.)

7363 – 146A Street
Surrey, British Columbia, Canada V3S 8Y8
(Address of principal executive offices)

(604) 599-8799
(Issuer's telephone number)

TRITON RESOURCES, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF TRITON RESOURCES, INC.

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of the common stock, par value $0.001 per share (the "Common Stock") of TRITON RESOURCES, INC. (the "Company") as of March 31, 2006.

Effective April 7, 2006, Perry Augustson entered into a share purchase agreement (the “Share Purchase Agreement”) with Inventa Holding GmbH (“Inventa”), Skyflyer Technology GmbH (“Skyflyer”) and the Company. Inventa is the sole shareholder of Skyflyer and Mr. Augustson is the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and sole director and is one of the Company’s principal stockholders. Pursuant to the Share Purchase Agreement, the Company will acquire all of the outstanding shares of Skyflyer from Inventa in exchange for 33,000,000 shares of the Company’s Common Stock (the “Acquisition”). In addition, Mr. Augustson has agreed to transfer an additional 39,000,000 shares of the Company’s Common Stock held by him to Inventa at an aggregate price of $9,000. Skyflyer is a German limited liability corporation engaged in the development and commercialization of a one-person, recreational flying device.

As a condition to the closing of the Acquisition, Mr. Augustson will resign as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and as a member of the Company’s current board of directors and will be replaced by Rolf G. Horchler, the nominee of Inventa. The resignation of Mr. Augustson and the appointment of Mr. Horchler as the Company’s sole director and executive officer will not be effective until at least 10 days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1. Voting Securities of the Company

As of March 31, 2006, there were 70,200,000 shares of the Company’s Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of March 31, 2006 by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

		Amount
		and Nature of	Percentage of
	Name and Address	Beneficial	Common
Title of Class	of Beneficial Owner	Ownership	Stock (1)

DIRECTORS AND OFFICERS

Common Stock	Perry Augustson	39,000,000	55.6%
	Chief Executive Officer, Chief Financial Officer,	(direct)
	President, Secretary, Treasurer and Director
	7363 146 A St.
	Surrey, British Columbia, Canada V3S 8Y8

Common Stock	All Officers and Directors	39,000,000	55.6%
	as a Group (1 person)

5% STOCKHOLDERS

Common Stock	Perry Augustson	39,000,000	55.6%
	Chief Executive Officer, Chief Financial Officer,	(direct)
	President, Secretary, Treasurer and Director
	7363 146 A St.
	Surrey, British Columbia, Canada V3S 8Y8

Common Stock	Inventa Holding GmbH	72,000,000(2)	69.8%
	Friedrich-List-Allee 10, 41488 Wegberg-Wildenrath,	(direct)
	Germany

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement. As of March 31, 2006, we had 70,200,000 shares of Common Stock issued and outstanding.

(2)

Those shares denoted as being beneficially owned by Inventa represent those shares that Inventa will acquire upon closing of the Acquisition. The applicable percentage of ownership is based on 103,200,000 shares of Common Stock issued and outstanding upon closing of the Acquisition.

3. Changes in Control

Upon closing of the Acquisition, there will be a change in control of the Company. In exchange for transferring all of the shares of Skyflyer to the Company, Inventa will be issued 33,000,000 shares of the Company’s Common Stock. Inventa will also pay $9,000 to Mr. Augustson for an additional 39,000,000 shares of the Company’s Common Stock. It is expected that Inventa will pay the purchase price for the shares being acquired from Mr. Augustson out of its own funds. As a result, upon closing of the Acquisition, Inventa will directly own 72,000,000 shares or 69.8% of the total issued and outstanding shares of our Common Stock. It is anticipated that Inventa will acquire all 72,000,000 shares of the Company’s Common Stock in a private transaction.

As a condition to the closing of the Acquisition, our current board of directors, consisting solely of Mr. Augustson, will be replaced by Rolf G. Horchler, the nominee of Inventa. In addition, Mr. Horchler will replace Mr. Augustson as our Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary.

The appointment of Mr. Horchler in place of Mr. Augustson will not be effective until at least 10 days have passed after this Information Statement has been mailed or delivered to the Company’s stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that the Acquisition will close on or about April 19, 2006 (the “Closing Date”), which is greater than 10 days after the date that this Information Statement is being mailed or delivered to the Company’s stockholders. On the Closing Date, Mr. Horchler is expected to replace Mr. Augustson on the Company’s board of directors, thus becoming the Company’s sole director. It is also anticipated that Mr. Horchler will replace Mr. Augustson as the Company’s Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary.

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position

Perry Augustson (current)	57	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director

Rolf G. Horchler (upon closing)	60	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for at least the past five years.

Perry Augustson is currently our Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and our sole director and has served in those capacities since our inception on May 18, 2004. From March 1964 to March 1999, Mr. Augustson was employed by Canada Safeway Ltd. Canada Safeway Ltd. is a retail supermarket chain in western Canada. Mr. Augustson held various positions during his 35 years at Canada Safeway Ltd., beginning as an entry level employee and progressing to a district manager from 1989 to 1999. Mr. Augustson left retirement to become our sole director and executive officer.

Rolf G. Horchler is expected to become the sole director and the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company upon closing of the Acquisition. Mr. Horchler has more than 30 years of experience in finance, operations, corporate acquisitions, strategic planning and human resource management, and has held a number of senior positions in different organizations.

From 1970 to 1988, Mr. Horchler held the position of commercial managing director at Scharmann GmbH & Co. KG in the machine tool industry, where he had responsibility over corporate finance, controllership functions and planning, purchasing and logistics and the IT department. In 1989, Mr. Horchler became the chief financial officer of Heyligenstaedt GmbH & Co. KG in the machine tool industry and remained there until 1991. From 1992 to 2001, Mr. Horchler was a member of Siempelkamp GmbH & Co. KG where his responsibilities included consolidations, controllership of more than 10 companies, corporate financing, trust planning, acting as the Chief Executive Officer of its IT subsidiary, and the acquisition of various companies. Since 2002, through Horchler Consulting and Management GmbH & Co. KG, Mr. Horchler has acted as a private consultant specializing in financing, strategic corporate realignments, and post-merger management. As a consultant, he has worked on the development of the finance department for Toshiba Imaging Systems Deutschland in Neuss, Germany; the assessment of the Enterprise Resource Planning (“ERP”) Systems; performing special functions for the senior management of Voith AG in Heidenheim, Germany; and the assessment of business strategies for companies such as Bergen Group AG in Cologne, Germany.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company. None of the Company’s current or prospective officers or directors have been the subject of any bankruptcy petitions filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time. The Company is also not aware of any legal proceedings to which Inventa or any affiliate of Inventa is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which we have been a party since our incorporation or in any transaction to which we are proposed to be a party, other than the Share Purchase Agreement:

(a)	any director or officer;

(b)	any proposed nominee for election as a director;

(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's Common Stock; or

(d)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, and written representations from certain Reporting Persons that no other reports were required for those persons, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

The Company is not a listed issuer and, under the rules of the OTC Bulletin Board, the Company is not required to maintain a separately designated standing audit, nominating or compensation committee. The Company does not currently have a director who qualifies as an “audit committee financial expert” and there are no independent members of the board of directors as defined in Rule 4200 of the NASD Rules. As there is no separately designated audit, nominating or compensation committee, the Company does not have a charter for such a committee and the Company does not have a policy with regard to the consideration of any director candidates recommended by security holders. Stockholders of the Company who wish to recommend candidates for evaluation may do so by contacting the Company in writing, identifying the candidate and providing background information with respect to the candidate. In evaluating potential candidates, the Company will take into account a number of factors including the candidate’s business experience, skill, integrity and reputation.

MEETINGS OF DIRECTORS

There were no meetings of the board of directors during the last full fiscal year and all actions taken by the board of directors were taken by consent resolution. As such, every member of the Company’s board of directors participated in decisions made by the board.

NOMINATION AND APPOINTMENT OF DIRECTORS

Mr. Horchler is Inventa’s nominee to replace Mr. Augustson as a director of the Company upon completion of the Acquisition. It is expected that the appointment of Mr. Horchler as a director of the Company will be made by a consent resolution of the Company’s current director. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s board of directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the board of directors. Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

EXECUTIVE COMPENSATION AND STOCK OPTIONS

During the last fiscal year, no plan or non-plan compensation was awarded to, earned by or paid to any officers or directors of the Company, no stock options or stock appreciation rights were granted to any officers or directors of the Company, no officers or directors exercised any stock options or stock appreciation rights and no awards were made to any officers or directors of the Company under any long term incentive plans.

The Company has no compensation arrangements or employment contracts with any officers or directors of the Company and the Company has no stock options outstanding.

Dated: April 7, 2006	By Order of the Board of Directors

TRITON RESOURCES, INC.

/s/ Perry Augustson
PERRY AUGUSTSON
President, Chief Executive Officer, Chief Financial
Officer, Secretary, Treasurer and Director